Mail Stop 3561

April 16, 2007

Rina E. Teran, Esq.
Associate General Counsel and Corporate Secretary
Centerplate, Inc.
300 First Stamford Place
Stamford, Connecticut 06902

> **Re: Centerplate, Inc.**
> **Registration Statement on Form S-3**
> **Filed March 23, 2007**
> **File No. 333-141551**

Dear Ms. Teran:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note that the structure of this transaction provides for the selling shareholders to form new Income Deposit Securities created from common stock that it already owns and subordinated notes which it does not yet own but will get from you in exchange for a portion of the stock it owns. Because these newly formed IDS have never been offered to the public before, please revise the registration statement to make clear that the selling shareholders are issuers of such securities. As such, include the names of the selling shareholders on the cover page and provide the appropriate signatures to the registration statement.

2. Consistent with the comment 1, to the extent that underwriters will put together the shares of common stock and notes to form and sell the IDSs on behalf of the selling shareholders, please revise the registration statement to make clear that the underwriters are issuers of the IDSs.

3. It appears that many areas of the prospectus have not been updated to provide disclosure specific to the current transaction, but rather include disclosure consistent with the earlier initial public offering. For example, on page 6 you indicate that subordinated notes are being issued in this offering. Also, on page 27 you state that you plan to deduct the interest rates on the subordinated notes from taxable income, but do not indicate whether you have been doing so since the IPO. Further, on page 29 you provide that currently all of your subordinated notes are held by holders of your common stock, but after this offering all notes and shares will be held in the form of IDSs. As such, please revise throughout to eliminate unnecessary disclosure and provide updates where appropriate.

4. We note that neither the S-3 nor 10-K provides the disclosure required by Items 401, 402, 403 and 404 of Regulation S-K. As such, please provide such disclosure with your next amendment, and note that additional comments are possible.

5. It appears that your repeated references to dividends are incorrect as a matter of Delaware corporate law. Please revise throughout to "distributions" and, in an appropriate place, explain the distinction you are making or provide a legal analysis of why you believe your payments are dividends.

About this Prospectus, page ii

6. Please remove your assertion that the prospectus supplement may add or change information contained in the prospectus.

Strategic Initiatives, page 2

7. Please expand the disclosure related to your branded products to discuss such products and the strategic alliance you reference.

In what form will IDSs and the shares of our common stock and subordinated notes represented by the IDSs be issued?, page 5

8. You state that the IDSs and the securities represented thereby and the notes sold separately will be issued only in book-entry form. However, Section 158 of Title 8 of the General Corporation Law of the State of Delaware provides that stockholders have the right to request a certificate of common stock. Please revise throughout the document to clarify that a holder of your common stock,

including a holder of an IDS that requests that the IDS be separated, has the legal
right under Delaware law to request that you issue a certificate for such common
stock.

Will my IDSs automatically separate into shares of common stock and subordinated notes
upon the occurrence of certain events?, page 6

9. When you summarize the automatic exchange feature of the notes in the
Summary, please explain the purpose of this feature of the notes more clearly.

What will happen if we issue additional IDSs of the same series in the future?, page 6

10. Discuss the reason for assignment of a new CUSIP number to the additional notes
and related IDS securities.

11. Also if the issuance of these creates OID for either these notes or outstanding
notes, please disclose.

Certain aspects of the U.S. federal income tax consequences, page 7

12. Tell us who the independent appraiser is, when you anticipate its making the
determination, and why it is not named in the prospectus as an expert.

Dividends, page 9

13. We note from your disclosure on page 39 that all dividends paid in 2005 and 2006
were treated as a nontaxable return of capital. If true, please disclose here that the
amount of dividends paid in 2005 and 2006 exceeded your current and
accumulated earnings and profits, resulting in your treatment of the distributions
as a return of capital. We also note from your disclosure on page 18 that you have
utilized both cash balances and revolver borrowing to pay dividends. Please
disclose here the total amount and percentage of dividend payments occurring
during the 2005 and 2006 that came from cash balances versus the amount and
percentage that came from revolver borrowings. In addition, discuss here the
extent to which your ability to pay dividends becomes more restrictive in 2008
due to the terms of your credit facilities. In this regard, please also expand the
disclosure in the risk factor on page 18 regarding the increased restrictions.

Interest deferral, page 10

14. We suggest bolding the carryover sentence on pages 10-11.

Risk Factors, page 18

> 15. Please include a risk factor to disclose that you have had to borrow under your revolver to pay dividends, thereby reducing your available borrowing capacity from that source and increasing your interest costs. The disclosure should accurately reflect your assessment of the likelihood that borrowings will be necessary to pay future dividends.

We have substantial indebtedness, page 18

> 16. Please quantify your indebtedness and the amount which is subject to adjustable rates here.

If we are required to defer interest at any time, page 20

> 17. Please make the final two sentences into a separate, appropriately captioned risk factor.

If we were to lose any of our largest clients, our net sales would decline significantly, page 31

> 18. We note from your press release dated March 21, 2007 that it is possible that the Yankees may sever ties with you with respect to their new stadium. Please tell us if the Yankees represent one of your largest clients according to net sales, and to what extent losing them as a client would impact you financially, including your ability to service debt and pay dividends. If available, please inform us of any updated information in regards to your loss or retention of the Yankees as a client.

We are subject to litigation, page 35

> 19. Either describe the litigation you are talking about here or name each suit and cross-reference to where a longer discussion is to be found.

Dividend Policy and Restrictions, page 39

> 20. The first sentence of the disclosure should clearly state the policy, including the judgments made with regard to paying out excess cash instead of retaining it.

> 21. Revise the disclosure to indicate, if true, that because of the dividend policy you will not have cash available from your operations to finance the growth of your business or other operating needs. We note, in this regard, the disclosure that you include on pages 19 and 32 in the Risk Factors section.

22. Expand your disclosure to fully address the potential long-term implications for your business and financial condition arising from paying out substantially all of your cash. For example, it is unclear how you will be able to maintain your current market position or grow in the event of changes that would require any substantial investment, given the lack of retained cash.

Selling Securityholders, page 41

23. Please expand your disclosure to identify the individual or individuals at Blackstone who exercise voting control and/or investment control over the securities being offered for sale.

Exhibit 5

24. Legality opinions are signed and dated. Please file legality opinions with the next amendment.

Exhibit 5.3

25. In the next amendment, please delete the second full paragraph and the fourth full paragraph on the fourth page of your opinion.

26. Also delete the last two sentences of the next-to-last paragraph of your opinion.

Exhibit 5.4

27. In the next amendment, please delete the third sentence of the first paragraph on page 4 of your opinion.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact John Stickel at (202) 551-3324 with any questions. If you need further assistance, you may contact me at (202) 551-3750.

Regards,

Max A. Webb
Assistant Director

Rina E. Teran
Centerplate, Inc.
April 16, 2007
Page 7

cc: <u>Via Facsimile (212) 308-0132</u>
        Bonnie J. Roe
        Davies Ward Phillips & Vineberg LLP
        625 Madison Avenue
        New York, New York 10022